Exhibit 12

Subsidiaries of Shiner International, Inc.*

Hainan Shiner Industrial Co., Ltd.
Hainan Shiny-day Color Printing Packaging Co., Ltd.
Zhuhai Huanuo Packaging Material Co., Ltd.
Hainan Modern Hi-Tech Industrial Co., Ltd.

*  All subsidiaries are organized and existing under the laws of the People's Republic of China and 100% owned by Shiner